
Amplified
JUICE
SPRINGSTE
YEAST STREET
Hop
Puddin'
with toasted coconut
and vanilla
16 oz. | 8 %

In a versatile setting of environments, we have shown that our collaboration efforts can be some of the most interesting and exciting beers we produce. These close relationships have provided insight into a market we are deftly suited to fill: packaged products that help curate better beer lists while providing an artistic outlet for bands to get creative with their messaging and showcasing their artwork in label form.

On-premise Venues & Beer Gardens

We have fashioned all of our locations in the loosely traditional, perpetually popular German beer garden design. In direct contrast to the taverns and inns popularized in England and Ireland, the German beer garden drops the stigma of imbibing as a solitary, more hidden activity.

These beer gardens are community-centric and family friendly, filled with outdoor air and sunlight. To pair with picnic-styled layout, music entertainment is a keystone of the experience.

In 2019, this design continues to be wildly popular, with San Diego conditioned to provide the proper weather for the better part of the year.


Google

Mediterranean Cuisine

A hallmark of the Amplified experience is our uniquely approachable take on Mediterranean cuisine. We pair traditionally popular Middle Eastern flavors with the familiarity of California gastronomy.


Amplified



While providing a healthier option to more traditional pub-fare, our menu supports our awareness of dietary restrictions.

Since we began employing an enzyme to ensure all of our beers are gluten-reduced to allow our first assistant brewer who suffered from celiac disease to enjoy the fruits of his labor, we have purposefully crafted a gluten-free and vegan-friendly food menu that can easily be crafted to meet anyone's dietary needs.


Amplified

Growth of Third Wave Coffee Brand

The opening of our East Village location included the takeover of a popular coffee shop housed within our building. We have taken it upon ourselves to honor that history, forming Amplified Coffee Works, to carry the torch while marrying our passion for beer with coffee.

Third Wave Coffee is a popular movement towards producing the highest quality artisanal coffee in the most accessibly approachable market. The growth of the Amplified coffee brand will open an array of fun opportunities that will heighten the Amplified brand as a greater whole.

The popularity of our coffee and beer hybrids will be emboldened both in quality and price, while the opportunity for new and creative events will widen. In line with creating Amplified as a lifestyle brand, we will be diversified away from a single type of beverage product, providing a non-alcoholic, more actively inclined product line.


Amplified
COFFEE WORKS
COFFEE
STRONG ENOUGH
FOR THE STREETS
OF E-VIL

Culture Built for Growth

We've built Amplified as a lifestyle brand with a passion for live music on a cornerstone of craft beer. Much like our tenet "Passion over genre", we steadfastly approach everything we do as an open opportunity to everyone. Though we uphold the high hospitality standards, it would be most accurate to say our greatest and most successful canon is community building. We work as a proven team to create lasting relationships. With the youth of our business and the shifting economic climate toward millennial values, we are primed to enter new territories as a generationally lasting brand.

Future Markets

The Lemon Grove facility is anticipated to be able to produce a max capacity of approximately 10,000 barrels, or roughly five times our current production level.

This level of production should fulfill the needs of at least 3 future Amplified brewpub locations in addition to a substantial increase of packaged product and additional kegs tagged for outside accounts.

Potential locations would embolden our successful hub and spoke model, with Lemon Grove being the base from which we reach new markets. These potential locations would be in urban growth locales, with Encinitas, Santa Ana, East Hollywood, Las Vegas, and Phoenix as lead contenders.

Team

Why Us?

The San Diego County craft beer industry produced an economic impact of approximately $1.2 billion, and total industry revenue of $848 million in 2018. In addition, our industry provides an estimated 6,480 jobs in the region. As active members of the San Diego craft community, we intended to replicate our personal proven model of success to bring that same positive impact to the Lemon Grove neighborhood.

Management Team

Alex Pierson

Co-Founder & Managing Member at Amplified Ale Works

Alex is the founder of San Diego brewery Amplified Ale Works. Born in the back of his restaurant in Pacific Beach in 2012, Amplified opened a second location with a production facility and tasting room in Miramar in 2016. Since opening the second facility, Amplified has won multiple international brewing awards including a Gold Medal at the 2016 World Beer Cup for their Whammy Bar Wheat (American wheat category).

Amplified Kitchen & Beer Garden is the company's music-inspired brewpub featuring a casual outdoor patio with ocean views. Continuing the menu of Alex's successful restaurant concept California Kebab, the pub serves doner kebabs, skewer plates, and salads made-to-order with the freshest ingredients, including exclusive house-made marinades, sauces, and dressings, resulting in a menu that caters to foodies and health conscious patrons alike.

Prior to founding California Kebab in 2009 with partner JC Hill, Alex spent over five years in hospitality real estate, working with a diverse array of capital structures and investment platforms in the U.S. and abroad.

Passionate about sustainability, Mr. Pierson became a LEED AP in 2008 and currently sits on the board of local non-profit beautifulPB. He is a graduate of The Hotel School at Cornell University.

Michael Craig

Chief Operating Officer

Over 2 years at Amplified, overseeing completion of the Backstage Beer Lounge and opening of Amplified East Village. Manages 85-person Ampli-crew. Leading the charge on Amplified Coffee Works. Ballast Point alum, MBA, analytic ninja.

Jeff Campbell

Director of Brewing Operations

Gold Medal at 2016 World Beer Cup, two Silver medals at SD Int'l Beer Fest, & two bronze medals at SDIBF in 4 years leading Amplified's brewing team. Recovering accountant, still obsessed with spreadsheets but more so with well-made lagers.

Sebastian Widman

Director of Sales

Manages all outside account sales, festival merriment, brewery tasting room, & musical high jinks. Setting the bar for work hard, play hard balance with a love of old school punk & West Coast IPA. Experienced bar manager and brewery owner.

Heidi Stafford

Director of Culture

An 8-year alum and integral part of the Amplified family. Currently leads all human resource efforts, including employee advocate and organizing employee outings. A leader in our serving staff, Cicerone beer server, experienced home brewer.

Aubree Miller

Creative Director

Leads all creative efforts, marketing strategy, & liaison to many in the music industry. Interior design, social media, original artwork, Amplified's secret weapon and jill-of-all-trades. Founder of Assault Media Marketing.

Stephen Reynolds

Consultant / Community Engagement Manager

Founder of Golden Hour Creative Consulting. Experienced community outreach coordinator, awarded by California Senate President Pro Tempore Toni Atkins for community service as well as coordinating award-winning Pride Parade contingents.

Financial Plan

Forecast

Key metrics

Current Avg Sales Revenue / Bbl Produced: $852

Revenue Source	Pre-Funding	Post-Funding
Brewing Capacity	2,000 barrel/year	10,000 barrels/year
Lemon Grove Beer Garden	Non existent	150-person capacity, open 8 months after funding
Miramar Tasting Room	Operating, 30-person capacity	Closed
PB Beer Garden	Stable Revenue	Stable Revenue
Backstage Beer Lounge	Growing Revenue	Faster Growing Revenue (more band collabs)
E-Vil Beer Garden	Growing Revenue	Faster Growing Revenue (Acid Vault growth)
Beer Packaging	Limited - Single canner / Mobile canning	Canning Line Installed
Account Distribution	Limited to ~40 accounts	Unlimited
Band Collaborations	3-4 / year	12 / year
Future Locations	Insufficient beer supply	Sufficient beer supply for additional locations

Forecast

We anticipate **projected revenue** of **$5,000,000** and **$500,000 NOI** during the first 12 months of operation following the completion of the Lemon Grove brewery and beer garden.

Revenue by Year


$8M
$6M
$4M
$2M
$0
2020
2021
2022
2023
2024

Expenses by Year


$7M
$6M
$5M
$4M
$3M
$2M
$1M
$0
2020
2021
2022
2023
2024
Direct Costs
Expenses

Net Profit (or Loss) by Year


$1.2M
$1M
$800K
$600K
$400K
$200K
$0
2020
2021
2022
2023
2024

Financing

Sources & Uses of Funds

SOURCES & USES	
Uses	
3308 Main St, Lemon Grove property:	$1,145,000
Brewing equipment:	$687,663
Lemon Grove Renovation & Beer Garden:	$569,528
Outstanding Debt:	$ 250,000
Transaction Costs (Accounting, Legal, Wefunder):	$120,000
Operating Reserve:	$122,809
TOTAL:	**$2,895,000**
Sources	
Equity Raise	$1,070,000
SBA 7(a) loan:	$1,825,000
TOTAL	**$2,895,000**

Exit strategy

Our preferred method of an exit strategy for investors is through the formation of an Employee Stock Ownership Plan within 5 years of the completion of the Lemon Grove production facility.

Statements

Projected Profit & Loss

	2020	2021	2022	2023	2024
Revenue	**$4,644,725**	**$5,184,615**	**$5,667,222**	**$6,193,500**	**$6,676,800**
Direct Costs	**$2,853,786**	**$3,233,519**	**$3,576,987**	**$3,915,076**	**$4,228,706**
Gross Margin	$1,790,939	$1,951,096	$2,090,236	$2,278,424	$2,448,094
Gross Margin %	**39%**	**38%**	**37%**	**37%**	**37%**
Operating Expenses					
Management Fee	$144,000	$144,000	$144,000	$144,000	$144,000
Marketing	$60,000	$60,000	$60,000	$60,000	$60,000
EV Rent	$184,164	$189,684	$195,372	$201,233	$207,270
EV - Utilities	$54,000	$54,000	$54,000	$54,000	$54,000
PB Rent Expense	$90,000	$92,700	$95,484	$98,348	$101,299
PB Utility Expense	$54,000	$54,000	$54,000	$54,000	$54,000
Miramar Rent	$66,252				
Lemon Grove Utilities	$60,000	$60,000	$60,000	$60,000	$60,000
Insurance - all locations	$28,800	$28,800	$28,800	$28,800	$28,800
Restaurant Supply	$48,000	$48,000	$48,000	$48,000	$48,000
Repair & Maintenance	$60,000	$60,000	$60,000	$60,000	$60,000
Equipment Rental - Ecolab & others	$3,600	$3,600	$3,600	$3,600	$3,600
Auto Expense	$12,000	$12,000	$12,000	$12,000	$12,000
POS Expense	$14,400	$14,400	$14,400	$14,400	$14,400

Health Insurance	$72,000	$72,000	$72,000	$72,000	$72,000
Professional Fees	$20,000	$20,000	$20,000	$20,000	$20,000
Travel, Meals, Entertainment	$12,000	$12,000	$12,000	$12,000	$12,000
Transaction Costs - WeFunder & land acquisition	$125,000				
Amortization of Other Current Assets	$0	$0	$0	$0	$0
Total Operating Expenses	**$1,108,216**	**$925,184**	**$933,656**	**$942,381**	**$951,369**
Operating Income	**$682,723**	**$1,025,912**	**$1,156,579**	**$1,336,043**	**$1,496,725**
Interest Incurred	$205,403	$199,145	$186,570	$174,860	$163,441
Depreciation and Amortization	$108,393	$108,392	$108,393	$108,392	$108,393
Gain or Loss from Sale of Assets					
Income Taxes	$55,339	$107,756	$129,243	$157,918	$183,734
Total Expenses	**$4,331,136**	**$4,573,997**	**$4,934,848**	**$5,298,627**	**$5,635,643**
Net Profit	**$313,589**	**$610,618**	**$732,374**	**$894,873**	**$1,041,157**
Net Profit / Sales	**7%**	**12%**	**13%**	**14%**	**16%**

Projected Balance Sheet

	Starting Balances	2020	2021	2022	2023	2024
Cash	$50,000	$545,047	$1,070,984	$1,694,702	$2,514,097	$3,466,198
Accounts Receivable	$22,000	$22,038	$23,880	$26,114	$27,806	$29,976
Inventory	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551
Other Current Assets	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348
Total Current Assets	**$447,899**	**$942,984**	**$1,470,763**	**$2,096,715**	**$2,917,802**	**$3,872,073**
Long-Term Assets	$689,958	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149
Accumulated Depreciation	($557,002)	($665,395)	($773,787)	($882,180)	($990,572)	($1,098,965)
Total Long-Term Assets	**$132,956**	**$2,426,754**	**$2,318,362**	**$2,209,969**	**$2,101,577**	**$1,993,184**
Total Assets	**$580,855**	**$3,369,738**	**$3,789,125**	**$4,306,685**	**$5,019,378**	**$5,865,257**
Accounts Payable	$0	$91,224	$96,886	$104,382	$110,135	$116,378
Income Taxes Payable		$55,339	$107,756	$129,243	$157,918	$183,734
Sales Taxes Payable	$0	$31,701	$34,352	$37,566	$39,999	$43,120
Short-Term Debt	$517,955	$187,762	$182,810	$154,840	$166,259	$178,520
Prepaid Revenue						
Total Current Liabilities	**$517,955**	**$366,026**	**$421,804**	**$426,031**	**$474,311**	**$521,752**
Long-Term Debt	$1,172,530	$2,783,253	$2,600,443	$2,445,603	$2,279,344	$2,100,824
Long-Term Liabilities	**$1,172,530**	**$2,783,253**	**$2,600,443**	**$2,445,603**	**$2,279,344**	**$2,100,824**

Total Liabilities	**$1,690,485**	**$3,149,279**	**$3,022,247**	**$2,871,633**	**$2,753,655**	**$2,622,576**
Paid-In Capital	$384,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000
Retained Earnings	($1,493,630)	($1,547,130)	($1,297,741)	($751,323)	($83,149)	$747,524
Earnings		$313,589	$610,618	$732,374	$894,872	$1,041,157
Total Owner's Equity	**($1,109,630)**	**$220,459**	**$766,877**	**$1,435,051**	**$2,265,724**	**$3,242,681**
Total Liabilities & Equity	**$580,855**	**$3,369,738**	**$3,789,125**	**$4,306,685**	**$5,019,378**	**$5,865,257**

Projected Cash Flow Statement

	2020	2021	2022	2023	2024
Net Cash Flow from Operations					
Net Profit	$313,589	$610,618	$732,374	$894,873	$1,041,157
Depreciation & Amortization	$108,393	$108,393	$108,393	$108,393	$108,393
Change in Accounts Receivable	($38)	($1,843)	($2,234)	($1,692)	($2,170)
Change in Inventory	$0	$0	$0	$0	$0
Change in Accounts Payable	$91,224	$5,662	$7,496	$5,754	$6,243
Change in Income Tax Payable	$55,339	$52,417	$21,487	$28,675	$25,816
Change in Sales Tax Payable	$31,701	$2,651	$3,214	$2,433	$3,121
Change in Prepaid Revenue					
Net Cash Flow from Operations	**$600,208**	**$777,898**	**$870,729**	**$1,038,435**	**$1,182,560**
Investing & Financing					
Assets Purchased or Sold	($2,402,191)				
Net Cash from Investing	**($2,402,191)**				
Investments Received	$1,070,000				
Dividends & Distributions	($53,500)	($64,200)	($64,200)	($64,200)	($64,200)

Change in Short-Term Debt	($330,193)	($4,952)	($27,970)	$11,418	$12,261
Change in Long-Term Debt	$1,610,723	($182,810)	($154,840)	($166,259)	($178,520)
Net Cash from Financing	**$2,297,030**	**($251,962)**	**($247,010)**	**($219,040)**	**($230,459)**
Cash at Beginning of Period	$50,000	$545,047	$1,070,984	$1,694,702	$2,514,097
Net Change in Cash	$495,047	$525,936	$623,719	$819,395	$952,101
Cash at End of Period	**$545,047**	**$1,070,984**	**$1,694,702**	**$2,514,097**	**$3,466,198**

Appendix

Profit and Loss Statement (With monthly detail)

2020	Jan '20	Feb '20	Mar '20	Apr '20	May '20	June '20	July '20	Aug '20	Sept '20	Oct '20	Nov '20	Dec '20
Revenue												
EV Coffee Sales	$3,150	$3,300	$3,600	$3,600	$3,600	$3,900	$4,200	$4,200	$4,500	$4,500	$4,500	$4,500
EV Food Sales	$50,000	$55,000	$60,000	$70,000	$70,000	$73,000	$77,000	$83,000	$71,000	$65,000	$64,000	$62,000
EV Beer Sales - house	$48,000	$49,200	$50,400	$58,200	$58,800	$64,800	$80,400	$79,800	$76,200	$70,200	$66,000	$62,400
EV Liquor, Wine, & Guest Beer Sales	$15,000	$15,000	$17,600	$18,600	$19,800	$20,700	$22,800	$24,200	$22,000	$20,100	$18,400	$17,700
BackStage Sales	$9,000	$9,000	$10,000	$10,000	$10,000	$10,500	$11,000	$12,000	$12,000	$13,000	$12,000	$14,000
PB Food Sales	$75,000	$80,000	$95,000	$95,000	$95,000	$90,000	$120,000	$130,000	$115,000	$110,000	$100,000	$90,000
PB Beer Sales - House	$70,000	$65,000	$70,000	$65,000	$55,000	$65,000	$80,000	$80,000	$85,000	$90,000	$95,000	$95,000
PB - Wine & Guest Beer	$13,000	$12,000	$12,000	$11,000	$9,000	$14,000	$18,000	$20,000	$20,000	$23,000	$25,000	$24,000
Retail Sales - all locations & website	$4,200	$5,250	$5,250	$6,300	$3,150	$4,200	$5,250	$5,775	$6,300	$7,350	$8,400	$9,450
Lemon Grove Tasting Room & Beer Garden									$15,000	$15,000	$18,000	$15,000

[redacted]

Beer Sales - outside accounts	$8,000	$8,000	$10,000	$7,500	$7,000	$8,000	$10,000	$12,000	$12,000	$15,000	$15,000	$15,000
Miramar Revenue	$11,000	$10,000	$12,500	$12,500	$12,500	$12,500	$12,500	$12,500				
Total Revenue	**$306,350**	**$311,750**	**$346,350**	**$357,700**	**$343,850**	**$366,600**	**$441,150**	**$463,475**	**$439,000**	**$433,150**	**$426,300**	**$409,050**
Total Direct Costs	**$186,905**	**$191,288**	**$213,389**	**$219,695**	**$210,939**	**$224,423**	**$270,160**	**$285,757**	**$269,335**	**$267,133**	**$262,492**	**$252,270**
Gross Margin	$119,445	$120,462	$132,961	$138,005	$132,911	$142,178	$170,990	$177,717	$169,666	$166,017	$163,808	$156,781
Gross Margin %	**39%**	**39%**	**38%**	**39%**	**39%**	**39%**	**39%**	**38%**	**39%**	**38%**	**38%**	**38%**
Operating Expenses												
Management Fee	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000
Marketing	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
EV Rent	$15,347	$15,347	$15,347	$15,347	$15,347	$15,347	$15,347	$15,347	$15,347	$15,347	$15,347	$15,347
EV - Utilities	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500
PB Rent Expense	$7,500	$7,500	$7,500	$7,500	$7,500	$7,500	$7,500	$7,500	$7,500	$7,500	$7,500	$7,500
PB Utility Expense	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500
Miramar Rent	$11,042	$11,042	$11,042	$11,042	$11,042	$11,042						
Lemon Grove Utilities	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Insurance - all locations	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400

[redacted]

Repair & Maintenance	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Equipment Rental - Ecolab & others	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300
Auto Expense	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
POS Expense	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Health Insurance	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000
Professional Fees	$1,666	$1,666	$1,666	$1,666	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667
Travel, Meals, Entertainment	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Transaction Costs - WeFunder & land acquisition	$125,000											
Amortization of Other Current Assets	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Operating Expenses	**$212,455**	**$87,455**	**$87,455**	**$87,455**	**$87,456**	**$87,456**	**$76,414**	**$76,414**	**$76,414**	**$76,414**	**$76,414**	**$76,414**
Operating Income	**($93,010)**	**$33,007**	**$45,506**	**$50,550**	**$45,455**	**$54,722**	**$94,575**	**$101,304**	**$93,251**	**$89,603**	**$87,394**	**$80,366**
Interest Incurred	$10,376	$18,224	$18,127	$18,030	$17,931	$17,832	$17,733	$17,633	$17,532	$17,430	$17,328	$17,226
Depreciation and Amortization	$9,033	$9,032	$9,033	$9,033	$9,033	$9,032	$9,033	$9,033	$9,032	$9,033	$9,033	$9,033

Gain or Loss from Sale of Assets												
Income Taxes	$0	$0	$0	$0	$0	$0	$7,398	$11,196	$10,003	$9,471	$9,155	$8,116
Total Expenses	**$418,768**	**$306,000**	**$328,004**	**$334,212**	**$325,360**	**$338,744**	**$380,737**	**$400,033**	**$382,317**	**$379,481**	**$374,422**	**$363,058**
Net Profit	**($112,418)**	**$5,750**	**$18,346**	**$23,488**	**$18,490**	**$27,856**	**$60,413**	**$63,442**	**$56,683**	**$53,669**	**$51,878**	**$45,992**
Net Profit / Sales	**(37%)**	**2%**	**5%**	**7%**	**5%**	**8%**	**14%**	**14%**	**13%**	**12%**	**12%**	**11%**

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Revenue												
EV Coffee Sales	$4,460	$4,600	$4,730	$5,200	$5,300	$5,300	$5,300	$5,300	$5,400	$5,700	$5,900	$5,900
EV Food Sales	$55,000	$58,000	$65,000	$75,000	$75,000	$78,000	$85,000	$90,000	$75,000	$70,000	$68,000	$65,000
EV Beer Sales - house	$54,000	$54,600	$57,000	$61,200	$61,200	$66,000	$82,800	$82,800	$77,400	$73,200	$72,000	$70,800
EV Liquor, Wine, & Guest Beer Sales	$15,400	$16,000	$20,000	$22,600	$24,600	$25,800	$29,900	$31,400	$25,600	$22,600	$19,200	$18,000
BackStage Sales	$12,000	$12,000	$12,000	$13,000	$14,000	$14,000	$15,000	$15,000	$16,000	$17,500	$16,000	$16,000
PB Food Sales	$80,000	$90,000	$100,000	$100,000	$100,000	$95,000	$125,000	$135,000	$100,000	$115,000	$110,000	$95,000
PB Beer Sales - House	$75,000	$70,000	$75,000	$70,000	$58,000	$68,000	$83,000	$85,000	$90,000	$92,000	$98,000	$95,000
PB - Wine & Guest Beer	$14,000	$13,000	$13,000	$12,000	$10,000	$15,000	$20,000	$22,000	$22,000	$25,000	$27,000	$26,000
Retail Sales - all locations & website	$5,775	$6,825	$7,875	$8,925	$5,775	$6,825	$7,875	$8,925	$9,975	$11,550	$11,550	$11,550
Lemon Grove Tasting Room & Beer Garden	$12,000	$14,000	$18,000	$18,000	$18,000	$20,000	$24,000	$25,000	$22,000	$20,000	$20,000	$20,000
Beer Sales - outside accounts	$12,500	$15,000	$20,000	$18,000	$18,000	$21,000	$24,000	$24,000	$24,000	$27,000	$25,000	$20,000
Miramar Revenue												
Total Revenue	**$340,135**	**$354,025**	**$392,605**	**$403,925**	**$389,875**	**$414,925**	**$501,875**	**$524,425**	**$467,375**	**$479,550**	**$472,650**	**$443,250**
Total Direct Costs	**$209,358**	**$219,833**	**$245,363**	**$252,247**	**$243,860**	**$259,428**	**$312,891**	**$327,533**	**$290,998**	**$301,256**	**$295,617**	**$275,135**

Gross Margin	$130,776	$134,193	$147,242	$151,677	$146,015	$155,497	$188,984	$196,893	$176,377	$178,294	$177,033	$168,115
Gross Margin %	**38%**	**38%**	**38%**	**38%**	**37%**	**37%**	**38%**	**38%**	**38%**	**37%**	**37%**	**38%**
Operating Expenses												
Management Fee	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000
Marketing	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
EV Rent	$15,807	$15,807	$15,807	$15,807	$15,807	$15,807	$15,807	$15,807	$15,807	$15,807	$15,807	$15,807
EV - Utilities	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500
PB Rent Expense	$7,725	$7,725	$7,725	$7,725	$7,725	$7,725	$7,725	$7,725	$7,725	$7,725	$7,725	$7,725
PB Utility Expense	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500
Miramar Rent												
Lemon Grove Utilities	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Insurance - all locations	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400
Restaurant Supply	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000
Repair & Maintenance	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Equipment Rental - Ecolab & others	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300
Auto Expense	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
POS Expense	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200
Health Insurance	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000	$6,000

[redacted]

Travel, Meals, Entertainment	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Transaction Costs - WeFunder & land acquisition												
Amortization of Other Current Assets	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Operating Expenses	**$77,098**	**$77,098**	**$77,098**	**$77,098**	**$77,099**	**$77,099**	**$77,099**	**$77,099**	**$77,099**	**$77,099**	**$77,099**	**$77,099**
Operating Income	**$53,679**	**$57,094**	**$70,144**	**$74,580**	**$68,916**	**$78,398**	**$111,885**	**$119,793**	**$99,278**	**$101,195**	**$99,934**	**$91,016**
Interest Incurred	$17,122	$17,018	$16,914	$16,808	$16,702	$16,620	$16,537	$16,453	$16,370	$16,285	$16,200	$16,115
Depreciation and Amortization	$9,032	$9,033	$9,033	$9,032	$9,033	$9,033	$9,033	$9,032	$9,033	$9,033	$9,032	$9,033
Gain or Loss from Sale of Assets												
Income Taxes	$4,129	$4,656	$6,630	$7,311	$6,477	$7,912	$12,947	$14,146	$11,081	$11,382	$11,205	$9,880
Total Expenses	**$316,741**	**$327,637**	**$355,037**	**$362,498**	**$353,171**	**$370,091**	**$428,507**	**$444,263**	**$404,581**	**$415,055**	**$409,154**	**$387,262**
Net Profit	**$23,394**	**$26,388**	**$37,568**	**$41,427**	**$36,704**	**$44,834**	**$73,368**	**$80,162**	**$62,794**	**$64,495**	**$63,496**	**$55,988**
Net Profit / Sales	**7%**	**7%**	**10%**	**10%**	**9%**	**11%**	**15%**	**15%**	**13%**	**13%**	**13%**	**13%**

2022	Jan '22	Feb '22	Mar '22	Apr '22	May '22	June '22	July '22	Aug '22	Sept '22	Oct '22	Nov '22	Dec '22
Revenue												
EV Coffee Sales	$6,299	$6,615	$6,395	$6,395	$6,615	$6,615	$6,836	$6,836	$7,166	$7,166	$7,442	$7,442
EV Food Sales	$60,000	$63,000	$70,000	$85,000	$80,000	$80,000	$85,000	$90,000	$80,000	$75,000	$75,000	$70,000
EV Beer Sales - house	$57,000	$57,600	$58,800	$63,000	$63,000	$67,200	$84,000	$85,200	$78,000	$74,400	$73,800	$73,800
EV Liquor, Wine, & Guest Beer Sales	$19,400	$22,600	$26,400	$26,800	$27,500	$29,600	$33,200	$33,600	$31,500	$26,800	$24,900	$23,400
BackStage Sales	$13,500	$13,500	$13,500	$15,000	$15,000	$15,000	$15,000	$16,000	$18,000	$19,000	$18,000	$18,000
PB Food Sales	$85,000	$95,000	$110,000	$105,000	$110,000	$105,000	$130,000	$145,000	$125,000	$120,000	$105,000	$100,000
PB Beer Sales - House	$78,000	$72,000	$78,000	$72,000	$60,000	$70,000	$85,000	$87,000	$92,000	$95,000	$100,000	$98,000
PB - Wine & Guest Beer	$15,000	$14,000	$14,000	$13,000	$10,500	$16,000	$21,000	$23,000	$23,000	$26,000	$28,000	$27,000
Retail Sales - all locations & website	$6,825	$7,875	$8,925	$9,975	$6,825	$6,825	$8,925	$9,975	$11,025	$12,075	$12,075	$12,075
Lemon Grove Tasting Room & Beer Garden	$17,000	$19,000	$21,000	$23,000	$25,000	$23,000	$28,000	$30,000	$27,500	$25,000	$25,000	$25,000
Beer Sales - outside accounts	$18,000	$24,000	$30,000	$30,000	$30,000	$32,000	$35,000	$35,000	$35,000	$38,000	$30,000	$30,000
Miramar Revenue												
Total Revenue	**$376,024**	**$395,190**	**$437,020**	**$449,170**	**$434,440**	**$451,240**	**$531,961**	**$561,611**	**$528,191**	**$518,441**	**$499,217**	**$484,717**

Total Direct Costs	**$233,401**	**$248,578**	**$276,914**	**$285,014**	**$275,939**	**$286,148**	**$335,609**	**$354,666**	**$333,666**	**$329,334**	**$313,473**	**$304,245**
Gross Margin	$142,623	$146,612	$160,106	$164,156	$158,501	$165,093	$196,352	$206,945	$194,525	$189,107	$185,744	$180,473
Gross Margin %	**38%**	**37%**	**37%**	**37%**	**36%**	**37%**	**37%**	**37%**	**37%**	**36%**	**37%**	**37%**
Operating Expenses												
Management Fee	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000	$12,000
Marketing	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
EV Rent	$16,281	$16,281	$16,281	$16,281	$16,281	$16,281	$16,281	$16,281	$16,281	$16,281	$16,281	$16,281
EV - Utilities	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500
PB Rent Expense	$7,957	$7,957	$7,957	$7,957	$7,957	$7,957	$7,957	$7,957	$7,957	$7,957	$7,957	$7,957
PB Utility Expense	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500	$4,500
Miramar Rent												
Lemon Grove Utilities	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Insurance - all locations	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400	$2,400
Restaurant Supply	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000	$4,000
Repair & Maintenance	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000	$5,000
Equipment Rental - Ecolab & others	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300	$300
Auto Expense	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
POS Expense	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200	$1,200

[redacted]

Professional Fees	$1,666	$1,666	$1,666	$1,666	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667	$1,667
Travel, Meals, Entertainment	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000	$1,000
Transaction Costs - WeFunder & land acquisition												
Amortization of Other Current Assets	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Total Operating Expenses	**$77,804**	**$77,804**	**$77,804**	**$77,804**	**$77,805**	**$77,805**	**$77,805**	**$77,805**	**$77,805**	**$77,805**	**$77,805**	**$77,805**
Operating Income	**$64,819**	**$68,808**	**$82,302**	**$86,352**	**$80,696**	**$87,287**	**$118,547**	**$129,140**	**$116,720**	**$111,302**	**$107,939**	**$102,667**
Interest Incurred	$16,029	$15,943	$15,856	$15,769	$15,681	$15,593	$15,504	$15,414	$15,325	$15,234	$15,153	$15,071
Depreciation and Amortization	$9,033	$9,033	$9,032	$9,033	$9,033	$9,032	$9,033	$9,033	$9,033	$9,032	$9,033	$9,033
Income Taxes	$5,964	$6,575	$8,612	$9,232	$8,398	$9,399	$14,102	$15,703	$13,855	$13,055	$12,563	$11,785
Total Expenses	**$342,230**	**$357,933**	**$388,218**	**$396,852**	**$386,856**	**$397,977**	**$452,052**	**$472,622**	**$449,683**	**$444,460**	**$428,027**	**$417,938**
Net Profit	**$33,794**	**$37,257**	**$48,802**	**$52,318**	**$47,584**	**$53,263**	**$79,909**	**$88,989**	**$78,508**	**$73,981**	**$71,190**	**$66,779**
Net Profit / Sales	**9%**	**9%**	**11%**	**12%**	**11%**	**12%**	**15%**	**16%**	**15%**	**14%**	**14%**	**14%**

	2020	2021	2022	2023	2024
Revenue					
EV Coffee Sales	$47,550	$63,090	$81,822	$88,000	$100,000
EV Food Sales	$800,000	$859,000	$913,000	$1,100,000	$1,200,000
EV Beer Sales - house	$764,400	$813,000	$835,800	$900,000	$960,000
EV Liquor, Wine, & Guest Beer Sales	$231,900	$271,100	$325,700	$350,000	$375,000
BackStage Sales	$132,500	$172,500	$189,500	$200,000	$210,000
PB Food Sales	$1,195,000	$1,245,000	$1,335,000	$1,445,000	$1,550,000
PB Beer Sales - House	$915,000	$959,000	$987,000	$1,000,000	$1,050,000
PB - Wine & Guest Beer	$201,000	$219,000	$230,500	$245,000	$260,000
Retail Sales - all locations & website	$70,875	$103,425	$113,400	$115,500	$121,800
Lemon Grove Tasting Room & Beer Garden	$63,000	$231,000	$288,500	$350,000	$400,000
Beer Sales - outside accounts	$127,500	$248,500	$367,000	$400,000	$450,000
Miramar Revenue	$96,000				
Total Revenue	**$4,644,725**	**$5,184,615**	**$5,667,222**	**$6,193,500**	**$6,676,800**
Total Direct Costs	**$2,853,786**	**$3,233,519**	**$3,576,987**	**$3,915,076**	**$4,228,706**
Gross Margin	$1,790,939	$1,951,096	$2,090,236	$2,278,424	$2,448,094
Gross Margin %	**39%**	**38%**	**37%**	**37%**	**37%**
Operating Expenses					
Management Fee	$144,000	$144,000	$144,000	$144,000	$144,000
Marketing	$60,000	$60,000	$60,000	$60,000	$60,000
EV Rent	$184,164	$189,684	$195,372	$201,233	$207,270
EV - Utilities	$54,000	$54,000	$54,000	$54,000	$54,000

[redacted]

PB Utility Expense	$54,000	$54,000	$54,000	$54,000	$54,000
Miramar Rent	$66,252				
Lemon Grove Utilities	$60,000	$60,000	$60,000	$60,000	$60,000
Insurance - all locations	$28,800	$28,800	$28,800	$28,800	$28,800
Restaurant Supply	$48,000	$48,000	$48,000	$48,000	$48,000
Repair & Maintenance	$60,000	$60,000	$60,000	$60,000	$60,000
Equipment Rental - Ecolab & others	$3,600	$3,600	$3,600	$3,600	$3,600
Auto Expense	$12,000	$12,000	$12,000	$12,000	$12,000
POS Expense	$14,400	$14,400	$14,400	$14,400	$14,400
Health Insurance	$72,000	$72,000	$72,000	$72,000	$72,000
Professional Fees	$20,000	$20,000	$20,000	$20,000	$20,000
Travel, Meals, Entertainment	$12,000	$12,000	$12,000	$12,000	$12,000
Transaction Costs - WeFunder & land acquisition	$125,000				
Amortization of Other Current Assets	$0	$0	$0	$0	$0
Total Operating Expenses	**$1,108,216**	**$925,184**	**$933,656**	**$942,381**	**$951,369**
Operating Income	**$682,723**	**$1,025,912**	**$1,156,579**	**$1,336,043**	**$1,496,725**
Interest Incurred	$205,403	$199,145	$186,570	$174,860	$163,441
Depreciation and Amortization	$108,393	$108,392	$108,393	$108,392	$108,393
Income Taxes	$55,339	$107,756	$129,243	$157,918	$183,734
Total Expenses	$4,331,136	$4,573,997	$4,934,848	$5,298,627	$5,635,643
Net Profit	**$313,589**	**$610,618**	**$732,374**	**$894,873**	**$1,041,157**
Net Profit / Sales	**7%**	**12%**	**13%**	**14%**	**16%**

Balance Sheet (With Monthly Detail)

	Starting Balances	Jan '20	Feb '20	Mar '20	Apr '20	May '20	June '20	July '20	Aug '20	Sept '20	Oct '20	Nov '20	Dec '20
Cash	$50,000	$242,720	$187,735	$199,395	$211,809	$215,505	$233,911	$294,741	$360,850	$410,158	$460,040	$506,645	$545,047
Accounts Receivable	$22,000	$23,838	$16,796	$18,660	$19,271	$18,525	$19,751	$23,767	$24,970	$23,651	$23,336	$22,967	$22,038
Inventory	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551
Other Current Assets	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348
Total Current Assets	**$447,899**	**$642,457**	**$580,430**	**$593,954**	**$606,979**	**$609,929**	**$629,561**	**$694,407**	**$761,719**	**$809,708**	**$859,275**	**$905,511**	**$942,984**
Long-Term Assets	$689,958	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149
Accumulated Depreciation	($557,002)	($566,035)	($575,067)	($584,100)	($593,133)	($602,166)	($611,198)	($620,231)	($629,264)	($638,296)	($647,329)	($656,362)	($665,395)
Total Long-Term Assets	**$132,956**	**$2,526,114**	**$2,517,082**	**$2,508,049**	**$2,499,016**	**$2,489,983**	**$2,480,951**	**$2,471,918**	**$2,462,885**	**$2,453,853**	**$2,444,820**	**$2,435,787**	**$2,426,754**
Total Assets	**$580,855**	**$3,168,571**	**$3,097,511**	**$3,102,003**	**$3,105,995**	**$3,099,913**	**$3,110,511**	**$3,166,325**	**$3,224,604**	**$3,263,560**	**$3,304,094**	**$3,341,298**	**$3,369,738**
Accounts Payable	$0	$144,920	$83,646	$88,512	$89,636	$87,735	$90,410	$94,432	$98,240	$94,403	$94,348	$93,252	$91,224
Income Taxes Payable		$0	$0	$0	$0	$0	$0	$7,398	$18,594	$28,597	$38,068	$47,223	$55,339
Sales Taxes Payable	$0	$23,742	$24,161	$26,842	$27,722	$26,648	$28,412	$34,189	$35,919	$34,022	$33,570	$33,038	$31,701

[redacted]

Prepaid Revenue													
Total Current Liabilities	**$517,955**	**$366,661**	**$307,012**	**$315,772**	**$318,997**	**$314,345**	**$317,092**	**$332,580**	**$347,588**	**$350,115**	**$357,319**	**$363,069**	**$366,026**
Long-Term Debt	$1,172,530	$2,953,959	$2,936,798	$2,919,533	$2,902,163	$2,887,591	$2,872,937	$2,858,200	$2,843,379	$2,828,475	$2,813,486	$2,798,412	$2,783,253
Long-Term Liabilities	**$1,172,530**	**$2,953,959**	**$2,936,798**	**$2,919,533**	**$2,902,163**	**$2,887,591**	**$2,872,937**	**$2,858,200**	**$2,843,379**	**$2,828,475**	**$2,813,486**	**$2,798,412**	**$2,783,253**
Total Liabilities	**$1,690,485**	**$3,320,619**	**$3,243,810**	**$3,235,305**	**$3,221,160**	**$3,201,936**	**$3,190,029**	**$3,190,780**	**$3,190,968**	**$3,178,590**	**$3,170,805**	**$3,161,482**	**$3,149,279**
Paid-In Capital	$384,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000
Retained Earnings	($1,493,630)	($1,493,630)	($1,493,630)	($1,498,980)	($1,504,330)	($1,509,680)	($1,515,030)	($1,520,380)	($1,525,730)	($1,531,080)	($1,536,430)	($1,541,780)	($1,547,130)
Earnings		($112,418)	($106,668)	($88,322)	($64,834)	($46,344)	($18,488)	$41,925	$105,367	$162,050	$215,719	$267,597	$313,589
Total Owner's Equity	**($1,109,630)**	**($152,048)**	**($146,298)**	**($133,302)**	**($115,164)**	**($102,024)**	**($79,518)**	**($24,455)**	**$33,637**	**$84,970**	**$133,289**	**$179,817**	**$220,459**
Total Liabilities & Equity	**$580,855**	**$3,168,571**	**$3,097,511**	**$3,102,003**	**$3,105,995**	**$3,099,913**	**$3,110,511**	**$3,166,325**	**$3,224,604**	**$3,263,560**	**$3,304,094**	**$3,341,298**	**$3,369,738**

2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21
Cash	$548,775	$569,422	$551,478	$588,217	$618,494	$664,167	$752,671	$839,664	$892,900	$960,712	$1,022,272	$1,070,984
Accounts Receivable	$18,325	$19,073	$21,152	$21,762	$21,005	$22,354	$27,039	$28,253	$25,180	$25,836	$25,464	$23,880
Inventory	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551
Other Current Assets	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348
Total Current Assets	**$942,998**	**$964,394**	**$948,528**	**$985,878**	**$1,015,398**	**$1,062,420**	**$1,155,608**	**$1,243,816**	**$1,293,978**	**$1,362,447**	**$1,423,635**	**$1,470,763**
Long-Term Assets	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149
Accumulated Depreciation	($674,427)	($683,460)	($692,493)	($701,525)	($710,558)	($719,591)	($728,624)	($737,656)	($746,689)	($755,722)	($764,754)	($773,787)
Total Long-Term Assets	**$2,417,722**	**$2,408,689**	**$2,399,656**	**$2,390,624**	**$2,381,591**	**$2,372,558**	**$2,363,525**	**$2,354,493**	**$2,345,460**	**$2,336,427**	**$2,327,395**	**$2,318,362**
Total Assets	**$3,360,720**	**$3,373,083**	**$3,348,185**	**$3,376,501**	**$3,396,989**	**$3,434,978**	**$3,519,134**	**$3,598,309**	**$3,639,438**	**$3,698,874**	**$3,751,029**	**$3,789,125**
Accounts Payable	$82,429	$85,183	$91,052	$92,471	$90,789	$94,096	$105,285	$108,575	$100,505	$103,458	$101,872	$96,886
Income Taxes Payable	$59,468	$64,124	$15,415	$22,726	$29,203	$37,115	$50,062	$64,208	$75,289	$86,671	$97,876	$107,756
Sales Taxes Payable	$26,361	$27,437	$30,426	$31,305	$30,215	$32,157	$38,895	$40,643	$36,221	$37,166	$36,630	$34,352
Short-Term Debt	$185,950	$184,121	$182,273	$180,409	$181,431	$182,458	$183,491	$184,530	$185,586	$184,661	$183,733	$182,810
Prepaid Revenue												
Total Current Liabilities	**$354,209**	**$360,865**	**$319,167**	**$326,911**	**$331,638**	**$345,826**	**$377,733**	**$397,956**	**$397,602**	**$411,956**	**$420,111**	**$421,804**

[redacted]

Long-Term Liabilities	**$2,768,008**	**$2,752,677**	**$2,737,259**	**$2,721,754**	**$2,706,161**	**$2,690,479**	**$2,674,709**	**$2,658,849**	**$2,642,888**	**$2,628,824**	**$2,614,679**	**$2,600,443**
Total Liabilities	**$3,122,217**	**$3,113,542**	**$3,056,426**	**$3,048,665**	**$3,037,798**	**$3,036,305**	**$3,052,442**	**$3,056,805**	**$3,040,490**	**$3,040,781**	**$3,034,790**	**$3,022,247**
Paid-In Capital	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000
Retained Earnings	($1,238,891)	($1,244,241)	($1,249,591)	($1,254,941)	($1,260,291)	($1,265,641)	($1,270,991)	($1,276,341)	($1,281,691)	($1,287,041)	($1,292,391)	($1,297,741)
Earnings	$23,394	$49,782	$87,350	$128,777	$165,481	$210,315	$283,683	$363,845	$426,639	$491,134	$554,630	$610,618
Total Owner's Equity	**$238,503**	**$259,541**	**$291,759**	**$327,836**	**$359,190**	**$398,674**	**$466,692**	**$541,504**	**$598,948**	**$658,093**	**$716,239**	**$766,877**
Total Liabilities & Equity	**$3,360,720**	**$3,373,083**	**$3,348,185**	**$3,376,501**	**$3,396,989**	**$3,434,978**	**$3,519,134**	**$3,598,309**	**$3,639,438**	**$3,698,874**	**$3,751,029**	**$3,789,125**

2022	Jan '22	Feb '22	Mar '22	Apr '22	May '22	June '22	July '22	Aug '22	Sept '22	Oct '22	Nov '22	Dec '22
Cash	$1,089,093	$1,125,892	$1,071,493	$1,123,387	$1,165,206	$1,218,367	$1,312,499	$1,409,944	$1,484,712	$1,560,714	$1,629,056	$1,694,702
Accounts Receivable	$20,258	$21,291	$23,544	$24,199	$23,405	$24,311	$28,659	$30,257	$28,456	$27,931	$26,895	$26,114
Inventory	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551
Other Current Assets	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348
Total Current Assets	**$1,485,250**	**$1,523,082**	**$1,470,936**	**$1,523,485**	**$1,564,510**	**$1,618,577**	**$1,717,058**	**$1,816,100**	**$1,889,068**	**$1,964,545**	**$2,031,850**	**$2,096,715**
Long-Term Assets	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149
Accumulated Depreciation	($782,820)	($791,853)	($800,885)	($809,918)	($818,951)	($827,983)	($837,016)	($846,049)	($855,082)	($864,114)	($873,147)	($882,180)
Total Long-Term Assets	**$2,309,329**	**$2,300,296**	**$2,291,264**	**$2,282,231**	**$2,273,198**	**$2,264,166**	**$2,255,133**	**$2,246,100**	**$2,237,067**	**$2,228,035**	**$2,219,002**	**$2,209,969**
Total Assets	**$3,794,579**	**$3,823,378**	**$3,762,200**	**$3,805,716**	**$3,837,709**	**$3,882,743**	**$3,972,191**	**$4,062,200**	**$4,126,135**	**$4,192,579**	**$4,250,852**	**$4,306,685**
Accounts Payable	$88,388	$92,551	$99,242	$101,120	$99,216	$101,317	$111,619	$115,848	$111,321	$110,898	$106,404	$104,382
Income Taxes Payable	$113,720	$120,295	$21,151	$30,383	$38,781	$48,180	$62,282	$77,985	$91,840	$104,895	$117,458	$129,243
Sales Taxes Payable	$29,142	$30,627	$33,869	$34,811	$33,669	$34,971	$41,227	$43,525	$40,934	$40,180	$38,689	$37,566
Short-Term Debt	$180,052	$177,282	$174,500	$171,705	$168,898	$166,079	$163,248	$160,404	$157,537	$156,644	$155,748	$154,840
Prepaid Revenue												
Total Current Liabilities	**$411,302**	**$420,755**	**$328,761**	**$338,019**	**$340,564**	**$350,547**	**$378,376**	**$397,762**	**$401,632**	**$412,617**	**$418,299**	**$426,031**

Long-Term Debt	$2,587,956	$2,575,395	$2,562,759	$2,550,049	$2,537,262	$2,524,400	$2,511,461	$2,498,445	$2,485,352	$2,472,180	$2,458,931	$2,445,603
Long-Term Liabilities	**$2,587,956**	**$2,575,395**	**$2,562,759**	**$2,550,049**	**$2,537,262**	**$2,524,400**	**$2,511,461**	**$2,498,445**	**$2,485,352**	**$2,472,180**	**$2,458,931**	**$2,445,603**
Total Liabilities	**$2,999,258**	**$2,996,150**	**$2,891,521**	**$2,888,068**	**$2,877,827**	**$2,874,947**	**$2,889,837**	**$2,896,207**	**$2,886,983**	**$2,884,798**	**$2,877,230**	**$2,871,633**
Paid-In Capital	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000	$1,454,000
Retained Earnings	($692,473)	($697,823)	($703,173)	($708,523)	($713,873)	($719,223)	($724,573)	($729,923)	($735,273)	($740,623)	($745,973)	($751,323)
Earnings	$33,793	$71,050	$119,852	$172,170	$219,755	$273,018	$352,926	$441,916	$520,424	$594,404	$665,595	$732,374
Total Owner's Equity	**$795,321**	**$827,228**	**$870,680**	**$917,648**	**$959,882**	**$1,007,795**	**$1,082,354**	**$1,165,993**	**$1,239,151**	**$1,307,782**	**$1,373,622**	**$1,435,051**
Total Liabilities & Equity	**$3,794,579**	**$3,823,378**	**$3,762,200**	**$3,805,716**	**$3,837,709**	**$3,882,743**	**$3,972,191**	**$4,062,200**	**$4,126,135**	**$4,192,579**	**$4,250,852**	**$4,306,685**

	Starting Balances	2020	2021	2022	2023	2024
Cash	$50,000	$545,047	$1,070,984	$1,694,702	$2,514,097	$3,466,198
Accounts Receivable	$22,000	$22,038	$23,880	$26,114	$27,806	$29,976
Inventory	$203,551	$203,551	$203,551	$203,551	$203,551	$203,551
Other Current Assets	$172,348	$172,348	$172,348	$172,348	$172,348	$172,348
Total Current Assets	**$447,899**	**$942,984**	**$1,470,763**	**$2,096,715**	**$2,917,802**	**$3,872,073**
Long-Term Assets	$689,958	$3,092,149	$3,092,149	$3,092,149	$3,092,149	$3,092,149
Accumulated Depreciation	($557,002)	($665,395)	($773,787)	($882,180)	($990,572)	($1,098,965)
Total Long-Term Assets	**$132,956**	**$2,426,754**	**$2,318,362**	**$2,209,969**	**$2,101,577**	**$1,993,184**
Total Assets	**$580,855**	**$3,369,738**	**$3,789,125**	**$4,306,685**	**$5,019,378**	**$5,865,257**
Accounts Payable	$0	$91,224	$96,886	$104,382	$110,135	$116,378
Income Taxes Payable		$55,339	$107,756	$129,243	$157,918	$183,734
Sales Taxes Payable	$0	$31,701	$34,352	$37,566	$39,999	$43,120
Short-Term Debt	$517,955	$187,762	$182,810	$154,840	$166,259	$178,520
Total Current Liabilities	$517,955	$366,026	$421,804	$426,031	$474,311	$521,752
Long-Term Debt	**$1,172,530**	**$2,783,253**	**$2,600,443**	**$2,445,603**	**$2,279,344**	**$2,100,824**
Long-Term Liabilities	$1,172,530	$2,783,253	$2,600,443	$2,445,603	$2,279,344	$2,100,824
Retained Earnings	($1,493,630)	($1,547,130)	($1,297,741)	($751,323)	($83,149)	$747,524
Earnings		$313,589	$610,618	$732,374	$894,872	$1,041,157
Total Owner's Equity	($1,109,630)	$220,459	$766,877	$1,435,051	$2,265,724	$3,242,681

Cash Flow Statement (With Monthly Detail)

2020	Jan '20	Feb '20	Mar '20	Apr '20	May '20	June '20	July '20	Aug '20	Sept '20	Oct '20	Nov '20	Dec '20
Net Cash Flow from Operations												
Net Profit	($112,418)	$5,750	$18,346	$23,488	$18,490	$27,856	$60,413	$63,442	$56,683	$53,669	$51,878	$45,992
Depreciation & Amortization	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033
Change in Accounts Receivable	($1,838)	$7,042	($1,864)	($612)	$746	($1,226)	($4,016)	($1,203)	$1,319	$315	$369	$929
Change in Inventory	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Accounts Payable	$144,920	($61,274)	$4,866	$1,124	($1,902)	$2,675	$4,022	$3,808	($3,837)	($55)	($1,096)	($2,028)
Change in Income Tax Payable	$0	$0	$0	$0	$0	$0	$7,398	$11,196	$10,003	$9,471	$9,155	$8,116
Change in Sales Tax Payable	$23,742	$419	$2,681	$880	($1,074)	$1,764	$5,777	$1,730	($1,897)	($452)	($532)	($1,337)
Change in Prepaid Revenue												

Net Cash Flow from Operations	**$63,438**	**($39,030)**	**$33,061**	**$33,913**	**$25,294**	**$40,102**	**$82,626**	**$88,006**	**$71,304**	**$71,981**	**$68,806**	**$60,705**
Investing & Financing												
Assets Purchased or Sold	($2,402,191)											
Net Cash from Investing	**($2,402,191)**											
Investments Received	$1,070,000											
Dividends & Distributions			($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)
Change in Short-Term Debt	($319,957)	$1,206	$1,214	$1,220	($1,676)	($1,692)	($1,709)	($1,726)	($1,743)	($1,760)	($1,777)	($1,794)
Change in Long-Term Debt	$1,781,429	($17,161)	($17,265)	($17,370)	($14,572)	($14,654)	($14,737)	($14,821)	($14,904)	($14,989)	($15,074)	($15,159)
Net Cash from Financing	**$2,531,472**	**($15,955)**	**($21,402)**	**($21,499)**	**($21,598)**	**($21,697)**	**($21,796)**	**($21,896)**	**($21,997)**	**($22,099)**	**($22,201)**	**($22,303)**
Cash at Beginning of Period	$50,000	$242,720	$187,735	$199,395	$211,809	$215,505	$233,911	$294,741	$360,850	$410,158	$460,040	$506,645
Net Change in Cash	$192,720	($54,984)	$11,660	$12,414	$3,696	$18,406	$60,830	$66,110	$49,307	$49,882	$46,606	$38,402
Cash at End of Period	**$242,720**	**$187,735**	**$199,395**	**$211,809**	**$215,505**	**$233,911**	**$294,741**	**$360,850**	**$410,158**	**$460,040**	**$506,645**	**$545,047**
2021	Jan '21	Feb '21	Mar '21	Apr '21	May '21	June '21	July '21	Aug '21	Sept '21	Oct '21	Nov '21	Dec '21

Net Cash Flow from Operations												
Net Profit	$23,394	$26,388	$37,568	$41,427	$36,704	$44,834	$73,368	$80,162	$62,794	$64,495	$63,496	$55,988
Depreciation & Amortization	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033
Change in Accounts Receivable	$3,713	($748)	($2,078)	($610)	$757	($1,350)	($4,684)	($1,215)	$3,074	($656)	$372	$1,584
Change in Inventory	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Accounts Payable	($8,795)	$2,754	$5,869	$1,419	($1,682)	$3,307	$11,189	$3,290	($8,070)	$2,953	($1,586)	($4,986)
Change in Income Tax Payable	$4,129	$4,656	($48,709)	$7,311	$6,477	$7,912	$12,947	$14,146	$11,081	$11,382	$11,205	$9,880
Change in Sales Tax Payable	($5,340)	$1,076	$2,989	$879	($1,090)	$1,942	$6,738	$1,748	($4,422)	$945	($536)	($2,278)
Change in Prepaid Revenue												
Net Cash Flow from Operations	**$26,134**	**$43,158**	**$4,671**	**$59,459**	**$50,199**	**$65,677**	**$108,591**	**$107,163**	**$73,491**	**$88,151**	**$81,983**	**$69,221**
Investing & Financing												
Assets Purchased or Sold												

Net Cash from Investing												
Investments Received												
Dividends & Distributions	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)
Change in Short-Term Debt	($1,812)	($1,830)	($1,847)	($1,864)	$1,021	$1,027	$1,033	$1,039	$1,056	($925)	($928)	($923)
Change in Long-Term Debt	($15,245)	($15,331)	($15,418)	($15,505)	($15,593)	($15,681)	($15,770)	($15,860)	($15,961)	($14,064)	($14,145)	($14,236)
Net Cash from Financing	**($22,407)**	**($22,511)**	**($22,615)**	**($22,720)**	**($19,922)**	**($20,004)**	**($20,087)**	**($20,171)**	**($20,254)**	**($20,339)**	**($20,424)**	**($20,509)**
Cash at Beginning of Period	$545,047	$548,775	$569,422	$551,478	$588,217	$618,494	$664,167	$752,671	$839,664	$892,900	$960,712	$1,022,272
Net Change in Cash	$3,727	$20,647	($17,944)	$36,739	$30,277	$45,673	$88,504	$86,993	$53,236	$67,813	$61,559	$48,712
Cash at End of Period	**$548,775**	**$569,422**	**$551,478**	**$588,217**	**$618,494**	**$664,167**	**$752,671**	**$839,664**	**$892,900**	**$960,712**	**$1,022,272**	**$1,070,984**

2022	Jan '22	Feb '22	Mar '22	Apr '22	May '22	June '22	July '22	Aug '22	Sept '22	Oct '22	Nov '22	Dec '22
Net Cash Flow from Operations												
Net Profit	$33,794	$37,257	$48,802	$52,318	$47,584	$53,263	$79,909	$88,989	$78,508	$73,981	$71,190	$66,779
Depreciation & Amortization	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033	$9,033
Change in Accounts Receivable	$3,622	($1,033)	($2,254)	($655)	$794	($905)	($4,349)	($1,597)	$1,801	$525	$1,036	$781
Change in Inventory	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0	$0
Change in Accounts Payable	($8,498)	$4,163	$6,691	$1,879	($1,904)	$2,101	$10,302	$4,229	($4,527)	($423)	($4,494)	($2,023)
Change in Income Tax Payable	$5,964	$6,575	($99,144)	$9,232	$8,398	$9,399	$14,102	$15,703	$13,855	$13,055	$12,563	$11,785
Change in Sales Tax Payable	($5,210)	$1,485	$3,242	$942	($1,142)	$1,302	$6,256	$2,298	($2,591)	($754)	($1,491)	($1,123)
Change in Prepaid Revenue												
Net Cash Flow from Operations	**$38,704**	**$57,480**	**($33,631)**	**$72,749**	**$62,762**	**$74,193**	**$115,252**	**$118,654**	**$96,079**	**$95,416**	**$87,837**	**$85,233**
Investing & Financing												
Assets Purchased or Sold												

Net Cash from Investing												
Investments Received												
Dividends & Distributions	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)	($5,350)
Change in Short-Term Debt	($2,758)	($2,770)	($2,782)	($2,795)	($2,807)	($2,819)	($2,831)	($2,844)	($2,868)	($893)	($896)	($908)
Change in Long-Term Debt	($12,487)	($12,561)	($12,636)	($12,711)	($12,786)	($12,862)	($12,939)	($13,016)	($13,093)	($13,171)	($13,249)	($13,328)
Net Cash from Financing	**($20,595)**	**($20,681)**	**($20,768)**	**($20,855)**	**($20,943)**	**($21,031)**	**($21,120)**	**($21,210)**	**($21,311)**	**($19,414)**	**($19,495)**	**($19,586)**
Cash at Beginning of Period	$1,070,984	$1,089,093	$1,125,892	$1,071,493	$1,123,387	$1,165,206	$1,218,367	$1,312,499	$1,409,944	$1,484,712	$1,560,714	$1,629,056
Net Change in Cash	$18,109	$36,799	($54,399)	$51,894	$41,819	$53,162	$94,132	$97,445	$74,768	$76,002	$68,341	$65,646
Cash at End of Period	**$1,089,093**	**$1,125,892**	**$1,071,493**	**$1,123,387**	**$1,165,206**	**$1,218,367**	**$1,312,499**	**$1,409,944**	**$1,484,712**	**$1,560,714**	**$1,629,056**	**$1,694,702**

	2020	2021	2022	2023	2024
Net Cash Flow from Operations					
Net Profit	$313,589	$610,618	$732,374	$894,873	$1,041,157
Depreciation & Amortization	$108,393	$108,393	$108,393	$108,393	$108,393
Change in Accounts Receivable	($38)	($1,843)	($2,234)	($1,692)	($2,170)
Change in Inventory	$0	$0	$0	$0	$0
Change in Accounts Payable	$91,224	$5,662	$7,496	$5,754	$6,243
Change in Income Tax Payable	$55,339	$52,417	$21,487	$28,675	$25,816
Change in Sales Tax Payable	$31,701	$2,651	$3,214	$2,433	$3,121
Change in Prepaid Revenue					
Net Cash Flow from Operations	**$600,208**	**$777,898**	**$870,729**	**$1,038,435**	**$1,182,560**
Investing & Financing					
Assets Purchased or Sold	($2,402,191)				
Net Cash from Investing	**($2,402,191)**				
Investments Received	$1,070,000				
Dividends & Distributions	($53,500)	($64,200)	($64,200)	($64,200)	($64,200)
Change in Short-Term Debt	($330,193)	($4,952)	($27,970)	$11,418	$12,261
Change in Long-Term Debt	$1,610,723	($182,810)	($154,840)	($166,259)	($178,520)
Net Cash from Financing	**$2,297,030**	**($251,962)**	**($247,010)**	**($219,040)**	**($230,459)**
Cash at Beginning of Period	$50,000	$545,047	$1,070,984	$1,694,702	$2,514,097
Net Change in Cash	$495,047	$525,936	$623,719	$819,395	$952,101
Cash at End of Period	**$545,047**	**$1,070,984**	**$1,694,702**	**$2,514,097**	**$3,466,198**